
03055228


BACK YARD
BURGERS

2002 ANNUAL REPORT

THE HOME OF THE
ORIGINAL
GOURMET BURGER

100% BLACK ANGUS BEEF

About the Company

Back Yard Burgers operates and franchises quick-service restaurants that specialize in charbroiled, freshly prepared, great tasting food. As our name implies, Back Yard Burgers strives to offer the same high-quality ingredients and special care typified by outdoor grilling in the back yard. Our menu features made-to-order gourmet 100% Black Angus hamburgers and chicken sandwiches charbroiled over an open flame, fresh salads, chili and other special entrees, as well as hand-dipped milkshakes, fresh-made lemonade and fresh-baked cobblers.

Our goal for 2003 is to continue to position Back Yard Burgers as a favored regional premium fast food restaurant chain. We intend to add more restaurants to our family and further enhance our existing dine-in facilities. We will strive to live our vision – "As a team, provide the ultimate restaurant experience to our guests." We plan to continue to creatively communicate our points of differentiation - charbroiled 1/3 pound 100% Black Angus beef hamburgers, charbroiled chicken sandwiches and our unique "Back Yard" favorites.

Financial Highlights

(in thousands, except per share amounts and units)

	December 28, 2002	December 29, 2001	December 30, 2000
For the year ended:			
Restaurant sales	$ 30,951	$ 27,541	$ 26,182
Total revenues	34,687	31,138	29,260
Net income	1,477	1,027	466
Net income per share:			
Basic	0.31	0.22	0.10
Diluted	0.29	0.22	0.10
Weighted average shares outstanding:			
Basic	4,709	4,635	4,632
Diluted	5,058	4,757	4,653
System-wide sales	$ 84,951	$ 77,706	$ 68,439
Units in operation:			
Company-owned	42	37	35
Franchised	77	67	58
Total	119	104	93



$29,260
$31,138
$34,687
2000
2001
2002

Total Revenues ($000's)



$1,102
$2,172
$2,794
2000
2001
2002

Operating Income ($000's)



1.7%
2001
-1.1%
-5.0%

Same-Store Sales %*

* Depicts percentage increase or decrease over previous year's system-wide same-store sales.

To Our Shareholders:

Welcome back to our Back Yard! Fiscal year 2002 was another record year for sales and profits for Back Yard Burgers, Inc. I continue to be extremely proud of our team and its accomplishments. We further solidified our position as a leading regional "premium" fast food provider, and we continue to make significant progress toward achieving this goal. Our team continues to focus on building sales and profits.

We continue to strive to be the leader of "premium" fast food and to exploit what makes Back Yard Burgers better than the rest. Living by our Mission Statement – "OUR TEAM GUARANTEES THE HIGHEST DEGREE OF SERVICE AND THE BEST TASTING FOOD IN A PLEASANT ATMOSPHERE, EVERY DAY TO EVERY GUEST." Our team is working daily to make our product and our people a point of differentiation. We are serious about the taste of our food.

On January 2, 2002, we entered into an agreement with YUM! Brands, Inc. to test ten Back Yard Burgers' restaurants with their concepts. We currently have six co-branded outlets under the agreement open. We are proud to be selected as a partner with this "major" quick service restaurant company. In the past fifteen months, we have also signed franchise and area development agreements for 95 stores, with major expansion plans for certain markets in South Carolina, the Tampa, Florida area and the Washington, D.C. area.

Our on-going strategies for success are as follows:

FRANCHISING – We will continue to actively promote expansion by awarding more franchise territories. We believe our strongest growth vehicle is adding franchise locations. We are very proud of our "Family" of franchise owners.

RESTAURANT OPERATIONS – Our new prototype facility introduced in 2001 positions Back Yard Burgers as "the upscale" quick service restaurant in our category. It provides an attractive exterior and interior appearance, as well as the operational efficiencies needed to increase throughput.

PRODUCTS – We continue to focus on making our great tasting products even better. We are the leader in taste and quality in the quick-service restaurant industry. We will not sacrifice quality for price.

MARKETING – Our award winning marketing programs will continue to promote creatively our points of differentiation, emphasizing what makes us better than the rest.

The year 2002 was challenging for our country and our industry. We have all been affected by the events of September 11, 2001. We must move forward, but we must never forget the repercussions from those actions. We must commit to do our part to give back to our country and community.

In spite of the economic and social challenges of rising unemployment, the uncertainty of war and its potential repercussions, along with the softening of consumer spending, we still had a record year of sales and profits. However, 2003 will be most challenging, as these obstacles continue to proliferate, along with heavy discounting by our competitors.

Our achievements in 2002 were significant, but I also realize we must continue to implement successfully our strategies in order to take advantage of our tremendous growth opportunities. Our team is committed, experienced, and passionately working to build a successful restaurant company. The demographic trends are favorable given the desire for more flavorful dining options. Our points of differentiation deliver a positive opportunity for our company, our guests, and our shareholders. ENJOY!

Sincerely,



Lattimore M. Michael
Founder, Chairman and CEO

Forward-Looking Information

Certain information included herein may contain statements that are forward-looking, such as statements related to financial items and results, plans for future expansion and other business development activities, capital spending or financing sources, capital structure and the effects of regulation and competition. Forward-looking statements made by the company are based upon estimates, projections, beliefs and assumptions of management at the time of such statements and should not be viewed as guarantees of future performance. Such forward-looking information involves important risks and uncertainties that could significantly impact anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements by or on behalf of the company. These risks and uncertainties include, but are not limited to, the following: delays in opening new stores or outlets because of weather, local permitting, and the availability and cost of land and construction; increases in competition and competitive discounting; increases in minimum wage and other operating costs; shortages in raw food products; volatility of commodity prices; consumer preferences, spending patterns and demographic trends; the possibility of unforeseen events affecting the industry generally, and other risks described from time to time in our periodic reports filed with the Securities and Exchange Commission.

Selected Consolidated Financial Data
(in thousands, except per share data)

The selected consolidated financial data presented below for each of the years in the five-year period ended December 28, 2002 was derived from the company's audited Consolidated Financial Statements. The selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere herein.

	December 28, 2002	December 29, 2001	December 30, 2000	January 1, 2000	January 2, 1999
OPERATIONS					
Restaurant Sales	$ 30,951	$ 27,541	$ 26,182	$ 26,480	$ 25,082
Total revenues	34,687	31,138	29,260	29,295	27,364
Income (loss) before income taxes	2,203	1,579	728	(930)[1]	820
Net income (loss)	1,477	1,027	466	(558)	1,171[2]
FINANCIAL POSITION					
Total assets	$ 22,067	$ 19,508	$ 17,779	$ 18,340	$ 16,948
Property and equipment, net	17,247	14,176	12,569	13,211	13,365
Debt	5,925	5,772	5,403	6,178	5,458
Shareholders' equity	12,284	10,591	9,555	9,058	9,586
PER SHARE DATA					
Net income (loss) – basic	$ 0.31	$ 0.22	$ 0.10	$ (0.12)	$ 0.26
Net income (loss) – diluted	$ 0.29	$ 0.22	$ 0.10	$ (0.12)	$ 0.25
Dividends	0.00	0.00	0.00	0.00	0.00
Market price at year end	4.00	3.70	0.66	1.50	1.94
OTHER DATA					
System-wide sales	$ 84,951	$ 77,706	$ 68,439	$ 65,119	$ 59,564
Capital expenditures	4,861	2,791	1,063	2,679	4,983

(1) The company incurred a non-cash charge for impairment of long lived assets of $1,362,000 during the year ended January 1, 2000.

(2) During 1998, the company released a valuation allowance of $351,000 established for deferred income tax benefits.

The selected consolidated financial data presented below is a summary of the unaudited quarterly results of operations for the year ended December 28, 2002:

	Year Ended December 28, 2002			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Income Statement Data:				
Company-operated restaurant sales	$7,311	$8,279	$7,823	$7,538
Other	868	917	953	998
Total Revenues	8,179	9,196	8,776	8,536
Company-operated restaurant operating expenses	5,761	6,334	6,120	5,879
General and administrative	1,066	1,040	1,047	1,282
Advertising	460	525	499	501
Depreciation and amortization	325	345	363	346
Total expenses	7,612	8,244	8,029	8,008
Operating income	567	952	747	528
Interest expense, net	(128)	(113)	(129)	(133)
Other, net	(79)	14	(15)	(8)
Income before income taxes	360	853	603	387
Income tax expense	133	316	217	60
Net Income	227	537	386	327
Income per share:				
Basic	0.05	0.11	0.08	0.07
Diluted	0.04	0.11	0.08	0.07
Weighted average number of common shares and common equivalent shares outstanding:				
Basic	4,691	4,713	4,717	4,718
Diluted	5,111	5,097	5,088	4,990

The selected consolidated financial data presented below is a summary of the unaudited quarterly results of operations for the year ended December 29, 2001:

	Year Ended December 29, 2001			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[(1)]
Income Statement Data:				
Company-operated restaurant sales	$6,331	$7,387	$7,040	$6,783
Other	803	956	882	956
Total Revenues	7,134	8,343	7,922	7,739
Company-operated restaurant operating expenses	5,123	5,767	5,601	5,333
General and administrative	816	978	945	1,196
Advertising	455	503	453	413
Depreciation and amortization	331	336	346	370
Total expenses	6,725	7,584	7,345	7,312
Operating income	409	759	577	427
Interest expense, net	(140)	(123)	(125)	(156)
Other, net	(21)	(17)	(17)	6
Income before income taxes	248	619	435	277
Income tax expense	92	254	160	46
Net Income	156	365	275	231
Income per share:				
Basic	0.03	0.08	0.06	0.05
Diluted	0.03	0.08	0.06	0.05
Weighted average number of common shares and common equivalent shares outstanding:				
Basic	4,632	4,630	4,636	4,643
Diluted	4,708	4,753	4,771	4,795

(1) Pre-tax income for the fourth quarter of 2001, was reduced by $111,000 for a reserve on a note receivable from a former franchisee and $70,000 for a land lease reserve relating to a restaurant building the company assumed as collateral under the provisions of the note.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion and analysis should be read in conjunction with the company's consolidated financial statements and notes thereto, included elsewhere in this annual report.

As of December 28, 2002, the Back Yard Burgers system included 119 restaurants, of which 42 were company-operated and 77 were franchised. The company's revenues are derived primarily from company-operated restaurant sales, franchise and area development fees and royalty fees. Certain expenses (cost of restaurant sales, restaurant operating expenses, depreciation, amortization and advertising) relate directly to company-operated restaurants, while general and administrative expenses relate to both company-operated restaurants and franchise operations. The company's revenues and expenses are affected by the number and timing of the opening of additional restaurants. Sales for new restaurants in the period immediately following their opening tend to be high because of trial by public and promotional activities. As a result, the timing of openings can affect the average volume and other period-to-period comparisons.

Results of Operations

The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in the company's historical operations and operating data for the periods indicated.

	For the Years Ended		
	December 28, 2002	December 29, 2001	December 30, 2000
Revenues			
Restaurant sales	89.2%	88.5%	89.5%
Franchise and area development fees	0.6	1.0	0.7
Royalty fees	6.3	6.4	5.6
Advertising fees	1.6	1.6	1.6
Other operating revenue	2.3	2.5	2.6
Total revenue	100.0%	100.0%	100.0%
Costs and Expenses			
Cost of restaurant sales (1)	30.9%	31.9%	32.4%
Restaurant operating expenses (1)	47.0	47.3	49.7
General and administrative	12.8	12.6	12.1
Advertising	5.7	5.9	6.0
Depreciation and amortization	4.0	4.4	4.7
Operating income	8.1	7.0	3.8
Interest income	0.1	0.1	0.1
Interest expense	(1.5)	(1.8)	(2.0)
Other, net	(0.3)	(0.2)	0.6
Income before taxes	6.4	5.1	2.5
Income tax expense (2)	33.0	35.0	36.0
Net Income	4.3	3.3	1.6

(1) As a percentage of restaurant sales.

(2) As a percentage of income before taxes.

	For the Years Ended		
	December 28, 2002	December 29, 2001	December 30, 2000
Operating data			
Restaurant sales (000's)			
Company-operated	$ 30,951	$ 27,541	$ 26,182
Franchised	54,000	50,165	42,257
Total	$ 84,951	$ 77,706	$ 68,439
Average annual sales per restaurant open for a full year [1]			
Company-operated	$ 778,000	$ 777,000	$ 740,000
Franchised	810,000	790,000	754,000
System-wide	797,000	784,000	748,000
Number of restaurants [2]			
Company-operated	42	37	35
Franchised	77	67	58
Total	119	104	93

(1) Includes sales for restaurants open for entire trailing twelve-month period. Restaurants are included in the calculation after the completion of six months of operations, as sales during the period immediately after opening tend to be higher due to promotions and trial by public.

(2) As of March 21, 2003, four franchised restaurants opened and one franchised restaurant closed since December 28, 2002.

COMPARISON OF FISCAL YEAR 2002 TO FISCAL YEAR 2001

Restaurant sales at company-operated restaurants increased 12.4% to $30,951,000 during 2002 from $27,541,000 during 2001. This increase is primarily the result of a net increase in company-operated restaurants of five stores since December 29, 2001, and a 4% price increase taken by the company in December 2001, offset by the impact of competitive discounting occurring in the last half of 2002.

Franchise and area development fees were $227,000 during 2002, a decrease of 29.1% from $320,000 in 2001. Fifteen new franchised restaurants were opened in 2002, compared to thirteen new franchised units opened in 2001. A portion of the decline in fees is attributable to the company recording $65,000 in fees for the cancellation of franchise and area development agreements in 2001 compared with $18,000 in 2002. The remaining decline is due to the fact that five of the openings in 2002 were co-branded franchised stores under the company's Multi-Brand Development Agreement with YUM! Brands, Inc., and the fees for these units are lower than traditional stand-alone franchised restaurants.

Royalty fees increased 9.5% to $2,172,000 during 2002 compared with $1,984,000 during 2001. The increase is the result of an increase in franchised sales upon which the fees are based. The increase in franchised restaurant sales was due to a net unit growth of ten franchised stores. The increase is partially offset by a decrease of 1.8% in same-store sales for franchised units during 2002.

Advertising fees increased 9.2% to $548,000 for 2002 compared with $502,000 during 2001. The increase is primarily due to the increase in franchised restaurant sales, upon which the fees are based.

Cost of restaurant sales, consisting of food, beverage and paper costs, totaled $9,558,000 during 2002 compared to $8,797,000 during 2001, decreasing to 30.9% as a percentage of restaurant sales during 2002 from 31.9% for 2001. Product costs remained relatively flat throughout 2002. The decrease in cost of restaurant sales as a percentage of sales is attributable to a 4% menu price increase taken by the company in December of 2001.

Restaurant operating expenses, consisting of labor, supplies, utilities, rent, insurance and certain other unit level operating expenses, increased to $14,536,000 for 2002 from $13,027,000 during 2001, decreasing as a percentage of restaurant sales to 47.0% from 47.3% in 2001. Labor costs as a percentage of restaurant sales decreased by 0.8%; however this decrease was offset by increased spending for insurance, utilities and property taxes.

General and administrative costs increased $498,000 to $4,435,000 during 2002 from $3,935,000 in 2001, increasing as a percentage of total revenue to 12.8% from 12.6% during 2001. $187,000 of the increase was personnel related, including increased spending on recruiting, training and benefit costs. Preopening expenses also increased by $62,000 due to the expenditures related to the opening of five company-operated restaurants during 2002. The remaining cost increases were related to general increases in spending in the areas of marketing, operations training, information technology and franchisee recruiting during 2002.

Advertising expense, which increased to $1,985,000 for 2002 from $1,824,000 during 2001, remained relatively flat as a percentage of total revenues at 5.7% in 2002 compared with 5.9% in 2001.

Depreciation and amortization expense was $1,379,000 during 2002 compared with $1,383,000 during 2001. The company recorded $158,000 in goodwill amortization in 2001 compared with zero amortization in 2002 due to the adoption of the Statement of Financial Accounting Standards No. 142, "Goodwill and other Intangible Assets" effective January 1, 2002. This decrease in amortization expense was offset by additional depreciation expense recorded during 2002 for the purchase of additional property and equipment since the prior year.

Interest expense decreased 7.8% to $520,000 for the year ended December 28, 2002 from $564,000 in the year-earlier period. While debt outstanding as of December 28, 2002 was $5,925,000, an increase of $153,000 on the balance outstanding as of December 29, 2001, the company was able to renegotiate interest rates downward by 1.7% to 2.4% on approximately 45% of its outstanding debt during the fourth quarter of 2001 resulting in the decrease in interest expense for the company in 2002.

Other, net expense was $88,000 in 2002 compared with $49,000 in expense for the year ended December 29, 2001. The increase is due to a write-off of $23,000 of deferred loan costs incurred by the company as well as a net loss on the disposal of assets of $19,000 compared with a net loss of $1,000 recognized in the year-earlier period. Also included in this category is other miscellaneous income and expenses, including franchise tax expense and these income and expense categories were relatively consistent during fiscal year 2002 and 2001.

Income tax expense, which increased by $174,000 to $726,000 from $552,000 in 2001, decreased as a percentage of pre-tax income at 33.0% in 2002 compared with 35.0% in 2001. The decrease in income tax expense as a percentage of pre-tax income is primarily a result of the difference between book and tax for intangible amortization due to the issuance of FAS 142 and a deferred tax rate change.

COMPARISON OF FISCAL YEAR 2001 TO FISCAL YEAR 2000

Restaurant sales at company-operated restaurants increased 5.2% to $27,541,000 during 2001 from $26,182,000 during 2000. This increase is primarily the result of an increase in same-store sales at restaurants open for more than one year of 3.3% as well as the opening of two new corporate stores in 2001.

Franchise and area development fees were $320,000 during 2001, an increase of 58.4% from $202,000 in 2000. Thirteen new franchised restaurants were opened in 2001, compared to ten new franchised units opened in 2000. During 2001, the company also recorded $65,000 in fees relating to the cancellation of two franchise agreements and an area development agreement for five stores due to non-compliance with the required development schedules under the agreements.

Royalty fees increased 19.7% to $1,984,000 during 2001 compared with $1,658,000 during 2000. The increase is the result of an increase in franchised sales upon which the fees are based. The increase in franchised restaurant sales was due to a net unit growth of nine franchised stores, as well as an increase of 0.5% in same-store sales for franchised units.

Advertising fees increased 7.5% to $502,000 for 2001 compared with $467,000 during 2000. The increase is primarily due to the increase in franchised restaurant sales, upon which the fees are based. The increase is partially offset by a $59,000 decrease in direct mail program fees, due to an elimination of a company-sponsored program at the beginning of 2001.

Other revenues increased 5.3% to $791,000 for 2001 compared with $751,000 during 2000. The increase is due to increases in vendor rebates and is partially offset by a $44,000 decrease in revenues generated from sub-contractor vending sales, which began in March of 1999.

Cost of restaurant sales, consisting of food, beverage and paper costs, totaled $8,797,000 during 2001 compared to $8,476,000 during 2000, decreasing to 31.9% as a percentage of restaurant sales during 2001 from 32.4% for 2000. The decrease is primarily attributable to the implementation of the company's new 100% Black Angus beef hamburgers in the fourth quarter of 2000, which resulted in improved margins on hamburger sales.

Restaurant operating expenses, consisting of labor, supplies, utilities, rent and certain other unit level operating expenses, increased to $13,027,000 for 2001 from $13,007,000 during 2000, decreasing as a percentage of restaurant sales to 47.3% from 49.7% in 2000. The decrease is primarily due to a 1.4% decrease in labor as a percentage of restaurant sales over the year-earlier period and a 1.0% decrease in other unit level operating expenses as a percentage of sales.

General and administrative costs increased $404,000 to $3,935,000 during 2001 from $3,531,000 in 2000. The increase is due in part to the company recording a $111,000 reserve on a note receivable from a former franchisee and a $70,000 charge for a land lease relating to a restaurant building and equipment the company assumed as collateral under the provisions of the note during 2001. The company also incurred $89,000 in pre-opening expenses in 2001, for which there were no comparable costs in 2000. The remaining cost increases were related to general increases in spending in the areas of marketing, operations training, information technology and franchisee recruiting during 2001.

Advertising expense, which increased to $1,824,000 for 2001 from $1,760,000 during 2000, remained relatively flat as a percentage of total revenues at 5.9% in 2001 compared with 6.0% in 2000.

Interest expense decreased 5.1% to $564,000 for the year ended December 29, 2001 from $594,000 in the year-earlier period. While debt outstanding as of December 29, 2001 was $5,772,000, which is 6.8% more debt than the $5,403,000 outstanding as of December 30, 2000, the company was able to renegotiate interest rates downward by 1.7% to 2.4% on approximately 45% of its outstanding debt during the fourth quarter of 2001. This resulted in interest savings of approximately $13,000 over the prior year.

Other, net expense was $49,000 in 2001 compared with $186,000 in income for the year ended December 30, 2000. This change is primarily due to the recognition of $256,000 in net gains on the sale of assets during fiscal year 2000 compared with a $1,000 net loss on the sale of assets during 2001. Also included in this category is other miscellaneous income and expenses, including franchise tax expense and these income and expense categories were relatively consistent during fiscal year 2000 and 2001.

Income tax expense, which increased by $290,000 to $552,000 from $262,000 in 2000, remained relatively flat as a percentage of pre-tax income at 35.0% in 2001 compared with 36.0% in 2000.

Impairment of Long-Lived Assets

The company adopted Statement of Financial Accounting Standard ("SFAS") No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets,* at the beginning of 2002. At each balance sheet date, the company assesses whether there has been impairment in the value of all long-lived assets by determining whether projected undiscounted future cash flows from operations for each restaurant, as defined in SFAS No. 144, exceed its net book value as of the assessment date. A new cost basis is established for impaired assets based on the fair value of these assets as of the date the assets are determined to be impaired.

No impairment charges were recorded in fiscal years 2002, 2001 or 2000; however, in the past, the company incurred non-cash charges for the effect of company-operated restaurant closings and impaired assets at company-operated restaurants. Also, related accruals for future lease payments of closed stores, net of estimated sub-lease income, were previously recorded.

Lease payments of $22,000 in 2002 and $16,000 in 2001 were incurred for these closed stores and charged against this reserve. The company also sub-leased a closed property during 2002 and reduced the reserve previously recorded for that store by $17,000 based on revised estimated sub-lease income. As of December 28, 2002, the company's remaining accrual for all future lease obligations discussed above was $61,000, which is net of estimated sub-lease income.

Liquidity and Capital Resources

Capital expenditures totaled $4,861,000 in 2002 and $2,791,000 in 2001. Generally, the company constructs its restaurant buildings on leased properties for its company-operated restaurants. The average monthly lease cost for the 14 company-operated restaurants on leased sites at December 28, 2002 is approximately $3,400 per month. For the 18 restaurants where the company leases the building as well as the site, the average monthly lease cost is approximately $5,300.

Cash from operations for the company is primarily affected by net earnings adjusted for deferred franchise fees and non-cash expenses which consist primarily of depreciation and amortization. Depreciation and amortization totaled $1,379,000 in 2002 and $1,383,000 in 2001.

Cash provided by operations in 2002 was $3,842,000 compared with $2,996,000 in 2001. In recent history, cash from operations and debt have been used for the addition of new restaurants and equipment as well as the re-imaging of existing restaurants to reflect the company's new logo and related color scheme.

As of December 28, 2002, the company had total long-term debt of $5,925,000 and unused lines of credit and loan commitments of potential additional borrowings of $1,626,000. During the third quarter of 2002, the company secured a capital lease agreement with an effective interest rate of 7.9% to finance the acquisition of $250,000 of restaurant equipment. The company also secured a capital lease with an effective interest rate of approximately 8.7% to finance $490,000 in construction costs for a new company restaurant during the third quarter of 2002. No additional debt commitments were made by the company during 2002.

On January 2, 2001, the company's board of directors adopted a stock repurchase plan that allows the company to repurchase up to 500,000 shares of its outstanding common stock. As of December 28, 2002, the company had repurchased 28,000 shares of common stock under the plan. The company expects to finance the cost to repurchase shares under the stock buyback program with existing cash on hand as well as internally generated funds.

The company is budgeting capital expenditures of approximately $3.3 million in fiscal year 2003, excluding potential acquisitions and share repurchases. These capital expenditures primarily relate to the development of additional company-operated restaurants, the re-imaging of existing restaurants to reflect the company's new logo and related color scheme, store equipment upgrades, and enhancements to existing financial and operating information systems.

On February 11, 2003, the company entered a loan agreement with a financial institution in the amount of $5,000,000. The loan agreement comprised the following three components: (1) a $2,500,000 five-year loan with a fixed rate of 5.2%. The funds from the five-year term loan were used to refinance approximately $2.3 million of existing term loans with an average interest rate of 6.8% and maturity dates ranging from one to two years, (2) a $2.0 million draw down line for future expansion with a variable rate of interest equal to the one month LIBOR rate plus a spread not to exceed 3% that is calculated based on certain financial covenants and (3) a $500,000 revolver line with a variable rate of interest equal to the one month LIBOR rate plus a spread not to exceed 3% that is calculated based on certain financial covenants. This revolver line replaced the $750,000 line of credit that was in place as of December 28, 2002.

The company expects to fund fiscal year 2003 capital expenditures with cash flow from operations and borrowings under the new loan agreement entered in February of 2003. The company believes that existing cash and funds generated from internal operations, as well as borrowings under the new credit facility will meet the company's needs for the foreseeable future.

The company has contractual obligations and commercial commitments including long-term debt, land lease obligations for company-operated restaurants and office space for corporate operations. The table below presents our future scheduled principal repayments of long-term debt and lease obligations adjusted for the February 2003 refinancing transaction discussed above (in thousands):

	Long-term Debt	Operating Lease Obligations	Total Contractual Cash Obligations
2003	$ 774	$ 1,231	$ 2,005
2004	940	1,084	2,024
2005	794	971	1,765
2006	722	804	1,526
2007	748	482	1,230
Thereafter	2,148	1,319	3,467
	$ 6,126	$ 5,891	$ 12,017

Qualitative and Quantitative Disclosure about Market Risk

The company is exposed to certain financial market risks, the most predominant being fluctuations in interest rates on variable rate debt and the repricing of fixed rate debt at maturity. Management monitors interest rate fluctuations as an integral part of the company's overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potential adverse effect on our results. The effect of interest rate fluctuations historically has been small relative to other factors affecting operating results, such as food, labor and occupancy costs.

Approximately 50% of the company's debt portfolio as of December 28, 2002, had variable rates or had maturity dates of less than two years. With every 25 basis point increase in interest rates, the company could be subject to additional interest expense of approximately $8,000 annually, depending on the timing of the rate changes and debt maturities.

The company has considered the use of hedging instruments to minimize interest rate fluctuation risk, but based on the debt portfolio structure described above, no hedging program has been deemed necessary for the company at this time.

Seasonality and Inflation

While the company does not believe that seasonality affects its operations in a materially adverse manner, first quarter results will generally be lower than other quarters due to seasonal climate conditions in the locations of many of its restaurants. Management does not believe that inflation has had a material effect on income during 2002. Increases in food, labor or other operating costs could adversely affect the company's operations. In the past, however, the company generally has been able to increase menu prices or modify its operating procedures to substantially offset increases in its operating costs.

Conversion of Preferred Stock

In accordance with the provisions of the company's Restated Certificate of Incorporation regarding preferred stock, as a result of the company's having attained after-tax net income in excess of $600,000 during 1994, each share of preferred stock is convertible into one share of common stock, at the option of the holder. The company has notified preferred stockholders of their right to convert preferred stock to common stock and anticipates that all shares of preferred stock will be converted. Such conversion began on April 5, 1995, at which time there were 1,199,979 shares of preferred stock outstanding. As of December 28, 2002, only 19,617 shares have yet to be converted.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The company adopted SFAS No. 141 on December 30, 2001, with no material effect on the company's consolidated financial position or results of operations.

The company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and other Intangible Assets" (SFAS No. 142) effective January 1, 2002. SFAS No. 142 changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach. No impairment to the recorded value of the company's indefinite-lived assets was found to exist as a result of the required testing. The company ceased amortization of goodwill in 2002 under the provisions of this statement. Expenses for the fifty-two weeks ended December 29, 2001 included amortization of $158,000. If SFAS No. 142 had been in effect during 2001 and amortization had not been recorded, net income for the fifty-two weeks ended December 29, 2001 would have been approximately $103,000 (tax effected) greater than the reported total of $1,027,000 and diluted earnings per share would have been $0.24 compared to the reported total of $0.22.

Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The company will adopt SFAS No. 143 on December 29, 2002. The company has evaluated the effects of adopting this statement and have determined that it will not have a material effect on its results of operations or financial position.

In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets effective for years beginning after December 15, 2001. This Statement supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, but retains the fundamental provision of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be held for sale. The statement requires that whenever events or changes in circumstances indicate that a long-lived asset's carrying value may not be recoverable, the asset should be tested for recoverability. The statement also requires that a long-lived asset classified as held for sale should be carried at the lower of its carrying value or fair value, less cost to sell. The company adopted SFAS 144 on December 30, 2001, with no material impact on the company's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," requiring that gains and losses from the extinguishment of debt be classified as extraordinary items only if certain criteria are met. SFAS 145 also amends SFAS No. 13, "Accounting for Leases," and the required accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 is effective for the company on January 1, 2003.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized initially at fair value when the liability is incurred. SFAS 146 is effective for the company on January 1, 2003 and will be applied on a prospective basis.

SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123," was issued in December 2002. The Statement amends FASB No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company has adopted FASB No. 148, however, implementation did not have a material effect on its results of operations or financial position.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," was issued in November 2002. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company will adopt FIN 45 on December 31, 2002 and does not expect such adoption to have a material effect on its results of operations or financial position.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities ("VIEs"), an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to improve financial reporting of special purpose and other entities. In accordance with the interpretation, business enterprises that represent the primary beneficiary of another entity by retaining a controlling financial interest in that entity's assets, liabilities, and results of operating activities must consolidate the entity in their financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. Certain VIEs that are qualifying special purpose entities ("QSPEs") subject to the reporting requirements of SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," will not be required to be consolidated under the provisions of FIN 46. The consolidation provisions of FIN 46 apply to VIEs created or entered into after January 31, 2003, and for pre-existing VIEs in the first reporting period beginning after June 15, 2003. If applicable, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. In addition, FIN 46 expands the disclosure requirements for the beneficiary of a significant or a majority of the variable interests to provide information regarding the nature, purpose and financial characteristics of the entities. The company does not believe that the adoption of FIN 46 will have a material adverse impact on the company's financial statements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, management evaluates company estimates, including those related to bad debts, carrying value of investments in property and equipment, goodwill, income taxes, contingencies and litigation. Management bases company estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition:

Revenue recognition at Company-operated restaurants is straightforward as customers pay for products at the time of sale. The earnings reporting process is covered by the company's system of internal controls and generally does not require significant management judgments and estimates. The company calculates royalty income each week based upon amounts reported by franchisees and provides for estimated losses for revenues that are not likely to be collected. The company maintains these allowances for doubtful accounts for estimated losses resulting from the inability of our franchisees and other borrowers to make required payments. If the financial conditions of our customers or other borrowers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Franchise fees are recognized as revenue when substantially all of the initial services required of the company have been performed, which generally coincides with the opening of the franchises. Such services include training and assistance with site location, equipment vendors, structural design and operating policies. Area development fees arise when franchisees are awarded the right to develop, own and operate additional Back Yard Burgers restaurants in specific geographical areas pursuant to the terms of an Area Development Agreement. Such fees are based on the number of restaurants the franchisee expects to develop. These fees are included as revenue in accordance with the franchise fee recognition policy as each additional restaurant is opened. Under the terms of the franchise and area development agreements, the fees are non-refundable and may be recognized as revenue should the franchisee fail to perform as agreed. Commission costs associated with the sales of franchise and area development rights are expensed when related revenues are recognized.

The company has also collected funds from certain vendors relating to future purchases by the company. The company deferred this amount as other deferred income. These funds are recorded as income in a proportionate manner with respective future purchases. Under the terms of signed contracts, the company is required to purchase specific volumes in future years. If these purchase volumes are not met, the funds related to the volume shortages will be refunded to the vendors.

Long-Lived Assets:

The restaurant industry is capital intensive. The company has approximately 78% of its total assets invested in property and equipment. The company capitalizes only those costs that meet the definition of capital assets under generally accepted accounting principles. Accordingly, repairs and maintenance costs that do not extend the useful life of the asset are expensed as incurred.

The depreciation of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because the company utilizes many of its capital assets over relatively long periods, the company periodically evaluates whether adjustments to our estimated lives or salvage values are necessary. The accuracy of these estimates affects the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset. Historically, gains and losses on the disposition of assets have not been significant. However, such amounts may differ materially in the future based on restaurant performance, technological obsolescence, regulatory requirements and other factors beyond our control.

Due to the fact that the company invests a significant amount in the construction or acquisition of new restaurants, the company has risks that these assets will not provide an acceptable return on our investment and an impairment of these assets may occur. The accounting test for whether an asset held for use is impaired involves first comparing the carrying value of the asset with its estimated future undiscounted cash flows. If these cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value. The company periodically performs this test on each of our restaurants to evaluate whether impairment exists. Factors influencing our judgment include the age of the restaurant (new restaurants have significant start up costs which impede a reliable measure of cash flow), estimation of future restaurant performance and estimation of restaurant fair value. Due to the fact that the management can specifically evaluate impairment on a restaurant by restaurant basis, the company has historically been able to identify impaired restaurants and record the appropriate adjustment.

The company has approximately $1.8 million of goodwill on our balance sheet resulting from the acquisition of businesses. New accounting standards adopted in 2002 require that we review goodwill for impairment on an annual basis and cease all goodwill amortization. The adoption of these new rules did not result in an impairment of our recorded goodwill. The annual evaluation of goodwill impairment requires a two-step test in which the market value of the company is compared to the recorded book value. If the market value is less than the book value, goodwill impairment is recorded. Once an impairment of goodwill has been recorded, it cannot be reversed.

Deferred Income Taxes:

The company records income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carryforwards. The company records a valuation allowance to reduce deferred tax assets to the balance that is more likely than not to be realized. In evaluating the need for a valuation allowance, management must make judgments and estimates on future taxable income, feasible tax planning strategies and existing facts and circumstances. When management determines that deferred tax assets could be realized in greater or less amounts than recorded, the asset balance and income statement reflect the change in the period such determination is made. Based on management's estimates, there is presently a $432,000 valuation allowance recorded on the company's deferred tax assets. However, changes in facts and circumstances that affect our judgments or estimates in determining the proper deferred tax assets or liabilities could materially affect the recorded amounts.

Known Trends and Uncertainties

Labor will continue to be a critical factor in the foreseeable future. In most areas where the company operates restaurants, there is a shortage of suitable labor. This, in itself, could result in higher wages as the competition for employees intensifies, not only in the restaurant industry, but in practically all retail and service industries. It is crucial for the company to develop and maintain programs to attract and retain quality employees.

During 2002, the price of beef, the largest single component of the cost of restaurant sales was relatively stable, although there were minor price adjustments throughout the year. Management of the company believes it is likely that beef prices will increase in the long term and that it could be difficult to raise menu prices to fully cover these anticipated increases due to the competitive state of the quick-service restaurant industry. Additional margin improvements would have to be made through operational improvements, equipment advances and increased volumes to help offset these potential increases.

Due to the competitive nature of the restaurant industry, site selection continues to be challenging as the number of businesses vying for locations with similar characteristics increases. This will likely result in higher occupancy costs for prime locations.

System-wide same-store sales decreased 1.1% during 2002 compared with a 1.7% increase in 2001. Company-operated same-store sales increased 0.1% during 2002 compared with a 3.3% increase in 2001. Management attributes the 0.1% increase in 2002 to a 4% price increase taken by the company in December 2001 offset by a decline in guest counts due to price discounting by the company's competitors occurring during 2002 and continuing into the first quarter of 2003. Management anticipates that same-store sales will decrease during the first quarter of 2003 and continue to be negatively impacted by declines in guest counts for as long as such competitive discounting continues. Management will continue its strategy of further positioning the company as a premium fast food chain in 2003.

The future success of the company will be determined, to a great extent, by the ability to positively address these issues.

BACK YARD BURGERS, INC.
Consolidated Balance Sheets
(in thousands, except for share and per share amounts)

	December 28, 2002	December 29, 2001
ASSETS		
Cash and cash equivalents	$ 1,406	$ 1,657
Receivables, less allowance for doubtful accounts of $80 and $129	495	582
Inventories	276	229
Income taxes receivable	296	38
Current deferred tax asset	170	186
Prepaid expenses and other current assets	53	50
Total current assets	2,696	2,742
Property and equipment, at depreciated cost	17,247	14,176
Goodwill	1,751	1,751
Noncurrent deferred tax asset	12	419
Notes receivable	110	134
Other assets	251	286
	$ 22,067	$ 19,508
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 1,479	$ 994
Accrued expenses	1,483	1,368
Reserve for closed stores	61	100
Current installments of long-term debt	825	570
Total current liabilities	3,848	3,032
Long-term debt, less current installments	5,100	5,202
Deferred franchise and area development fees	504	285
Other deferred income	272	341
Other deferred liabilities	59	57
Total liabilities	9,783	8,917
Commitments and contingencies (Note 16)		
Stockholders' equity		
Preferred stock, $.01 par value; 2,000,000 shares authorized; 19,617 and 19,763 shares issued and outstanding	-	-
Common stock, $.01 par value; 12,000,000 shares authorized; 4,720,739 and 4,645,019 shares issued and outstanding	48	47
Paid-in capital	10,410	10,195
Treasury stock, at cost, 25,000 shares	(28)	(28)
Retained earnings	1,854	377
Total stockholders' equity	12,284	10,591
Total liabilities and stockholders' equity	$ 22,067	$ 19,508

See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.

Consolidated Statements of Operations
(in thousands, except per share amounts)

	Years Ended		
	December 28, 2002	December 29, 2001	December 30, 2000
Revenues:			
Restaurant sales	$ 30,951	$ 27,541	$ 26,182
Franchise and area development fees	227	320	202
Royalty fees	2,172	1,984	1,658
Advertising fees	548	502	467
Other	789	791	751
Total revenues	34,687	31,138	29,260
Expenses:			
Cost of restaurant sales	9,558	8,797	8,476
Restaurant operating expenses	14,536	13,027	13,007
General and administrative	4,435	3,935	3,531
Advertising	1,985	1,824	1,760
Depreciation and amortization	1,379	1,383	1,384
Total expenses	31,893	28,966	28,158
Operating income	2,794	2,172	1,102
Interest income	17	20	34
Interest expense	(520)	(564)	(594)
Other, net	(88)	(49)	186
Income before income taxes	2,203	1,579	728
Income tax expense	726	552	262
Net income	$ 1,477	$ 1,027	$ 466
Income per share:			
Basic	$ 0.31	$ 0.22	$ 0.10
Diluted	$ 0.29	$ 0.22	$ 0.10
Weighted average number of common shares and common equivalent shares outstanding:			
Basic	4,709	4,635	4,632
Diluted	5,058	4,757	4,653

See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
Consolidated Statements of Changes in Stockholders' Equity
(in thousands, except for number of shares)

	Preferred Stock		Common Stock		Treasury Stock		Paid-in	Retained Earnings/	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total
Balance at January 1, 2000	19,763	$ -	4,618,377	$ 46	-	$ -	$ 10,128	$ (1,116)	$ 9,058
Employee stock purchases			27,726	1			30		31
Net income								466	466
Balance at December 30, 2000	19,763	-	4,646,103	47	-	-	10,158	(650)	9,555
Employee stock purchases			17,776	-			26		26
Treasury stock purchases			(25,000)	-	25,000	(28)			(28)
Exercise of stock options			6,140	-			11		11
Net income								1,027	1,027
Balance at December 29, 2001	19,763	-	4,645,019	47	25,000	(28)	10,195	377	10,591
Conversion of preferred stock	(146)		146						
Employee stock purchases			6,558	-			29		29
Exercise of stock options			69,016	1			186		187
Net income								1,477	1,477
Balance at December 28, 2002	19,617	$ -	4,720,739	$ 48	25,000	$ (28)	$ 10,410	$ 1,854	$ 12,284

See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended		
	December 28, 2002	December 29, 2001	December 30, 2000
Cash flows from operating activities:			
Net income	$ 1,477	$ 1,027	$ 466
Adjustments to reconcile net income to net cash Provided by operating activities:			
Depreciation of property and equipment	1,379	1,225	1,245
Deferred income taxes	423	359	121
Amortization of intangible assets	-	158	139
Provision for losses on receivables	(49)	291	147
(Gain)/loss on sale of assets	19	1	(256)
Other deferred income	(69)	(116)	(176)
Changes in assets and liabilities:			
Receivables	136	(321)	(289)
Inventories	(47)	(21)	(44)
Prepaid expenses and other current assets	(3)	8	21
Other assets	35	(17)	(31)
Accounts payable and accrued expenses	600	600	121
Reserve for closed stores	(22)	54	(49)
Income taxes payable/receivable	(258)	(67)	(60)
Other deferred liabilities	2	(11)	(7)
Deferred franchise and area development fees	219	(174)	67
Net cash provided by operating activities	3,842	2,996	1,415
Cash flows from investing activities:			
Additions to property and equipment	(4,861)	(2,791)	(1,063)
Proceeds from sale of property and equipment	375	13	565
Goodwill acquisition cost	-	-	(229)
Proceeds on notes receivable	24	20	-
Net cash used in investing activities	(4,462)	(2,758)	(727)
Cash flows from financing activities:			
Issuance of stock	216	37	31
Principal payments on long-term debt	(587)	(803)	(1,375)
Proceeds from issuance of long-term debt	740	1,172	-
Treasury stock purchases	-	(28)	-
Net cash provided (used) by financing activities	369	378	(1,344)
Net increase (decrease) in cash and cash equivalents	(251)	616	(656)
Cash and cash equivalents:			
Beginning of year	1,657	1,041	1,697
End of year	$ 1,406	$ 1,657	$ 1,041
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 561	$ 260	$ 201
Interest paid	$ 531	$ 560	$ 577
Noncash investing and financing activities			
Property and equipment sold for a note receivable	$ -	$ -	$ 119
Goodwill acquired with note payable	$ -	$ -	$ 600
Assumption of collateral underlying note receivable	$ -	$ 55	$ -

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity. Back Yard Burgers, Inc. (the "company") owns and operates quick-service and fast-casual restaurants and is engaged in the sale of franchises in Back Yard Burgers and the collection of royalties based upon related franchise sales. The company grants franchise rights for the use of "Back Yard Burgers," "BYB" or "BY Burgers" trade names and other associated trademarks, signs, emblems, logos, slogans and service marks which have been or may be developed. At December 28, 2002, the company operated 42 restaurants in four states (Missouri, Mississippi, Arkansas and Tennessee) and franchised 77 restaurants in 17 states.

Consolidation Policy. The financial statements include the accounts of Back Yard Burgers, Inc. and its wholly owned subsidiaries, Little Rock Back Yard Burgers, Inc., BYB Properties, Inc. and Atlanta Burgers BYB Corporation, as well as Back Yard Burgers National Advertising Fund. All significant intercompany transactions have been eliminated.

Fiscal Year. The company maintains its financial records on a 52-53 week fiscal year ending on the Saturday closest to December 31. The years ended December 28, 2002, December 29, 2001, and December 30, 2000 were all 52 week years.

Use of Estimates. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. The company considers cash on hand, deposits in banks and short-term investments with an original maturity of less than three months when purchased as cash and cash equivalents.

Inventories. Inventories primarily consist of food and beverage products and are valued at the lower of cost or market; cost is determined by the first-in, first-out ("FIFO") method.

Income Taxes. Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and the income tax basis of the company's assets and liabilities.

Other Deferred Income. During 1999, the company received $800,750 from certain vendors relating to future purchases by the company. The company deferred this amount as other deferred income. These funds are recorded as income in a proportionate manner with respective future purchases. Under the terms of signed contracts, the company is required to purchase specific volumes in future years. If these purchase volumes are not met, the funds related to the volume shortages will be refunded to the vendors.

Franchise and Area Development Fee Income. Franchise fees are recognized as revenue when substantially all of the initial services required of the company have been performed, which generally coincides with the opening of the franchises. Such services include training and assistance with site location, equipment vendors, structural design and operating policies. Area development fees arise when franchisees are awarded the right to develop, own and operate additional Back Yard Burgers restaurants in specific geographical areas pursuant to the terms of an Area Development Agreement. Such fees are based on the number of restaurants the franchisee expects to develop. These fees are included as revenue in accordance with the franchise fee recognition policy as each additional restaurant is opened.

Under the terms of the franchise and area development agreements, the fees are non-refundable and may be recognized as revenue should the franchisee fail to perform as agreed. Commission costs associated with the sales of franchise and area development rights are expensed when related revenues are recognized.

Royalty and Advertising Fee Income. As part of its franchise agreements, the company receives a percentage of each unit's gross sales (generally 4%). The franchise agreements also provide that franchisees are required to pay an additional 1% of gross sales to the National Advertising Fund (see Note 13). These fees are recorded on the accrual basis of accounting.

Restaurant Operating Expenses. Restaurant operating expenses include all costs associated with the operation of the restaurant except corporate overhead, advertising, depreciation and amortization.

Property and Equipment. Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold costs and improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. The average depreciable lives are as follows: buildings and building and site improvements - 15 to 25 years; fixtures and equipment - 3 to 7 years; and transportation vehicles - 3 to 5 years.

Advertising Costs. Advertising costs, including production costs, are charged to expense as incurred on the first date of the advertising period.

Intangible assets. As of January 1, 2002, the company adopted Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets". Under SFAS 142, goodwill is no longer amortized but is tested for impairment using a fair value approach, at the "reporting unit" level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by management at the component level. The company has determined that it operates as one segment and one reporting unit because the operations of the restaurants are homogeneous and discrete financial information of different segments or reporting units is not prepared and regularly reviewed by management.

SFAS 142 requires a two-step process for testing impairment. First, the fair value the company is compared to its carrying value to determine whether an indication of impairment exists. Market capitalization is used to determine the fair value of the company. If an impairment is indicated, then the fair value of the goodwill is determined by allocation of the company's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the company had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its fair value. As required by SFAS No. 142, the company completed a transitional impairment test for goodwill and as of January 1, 2002 and also an impairment test as of December 29, 2002. As a result of these tests the company did not record any impairment of our goodwill.

The company has no intangible assets other than goodwill.

Before January 1, 2002, the company amortized goodwill over its estimated period of benefit on a straight-line basis not to exceed 40 years. When an intangible asset's carrying value exceeded associated expected operating cash flows, we considered it to be impaired and wrote it down to fair value, which we determined based on either discounted future cash flows or appraised values. In accordance with SFAS 142, The company ceased amortization of goodwill in 2002. Accumulated amortization of goodwill totaled $908,000 prior to the cessation of goodwill amortization.

Impairment of Long-Lived Assets. The company adopted Statement of Financial Accounting Standard ("SFAS") No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets,* at the beginning of 2002. At each balance sheet date, the company assesses whether there has been impairment in the value of all long-lived assets by determining whether projected undiscounted future cash flows from operations for each restaurant, as defined in SFAS No. 144, exceed its net book value as of the assessment date. A new cost basis is established for impaired assets based on the fair value of these assets as of the date the assets are determined to be impaired. No impairment charges were recorded in fiscal years 2002, 2001 or 2000.

Lease payments of $22,000 in 2002 and $16,000 in 2001 were incurred for these closed stores and charged against this reserve. The company also sub-leased a closed property during 2002 and reduced the reserve previously recorded for that store by $17,000 based on revised estimated sub-lease income. As of December 28, 2002, the company's remaining accrual for all future lease obligations discussed above was $61,000, which is net of estimated sub-lease income.

Preferred Stock. In accordance with the provisions of the company's Restated Certificate of Incorporation regarding preferred stock, each share of preferred stock is convertible into one share of common stock, at the option of the holder. As of December 28, 2002, all but 19,617 shares of preferred stock had been converted to common stock.

Earnings Per Share. The company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, *Earnings per Share,* which requires the presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity (Note 15).

Stock-Based Employee Compensation. The company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation. Had compensation cost for the company's stock option plan been determined based on the fair value at the grant date for awards in 2002, 2001 and 2000 under the plan consistent with the fair value method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation,* the company's operating results for 2002, 2001 and 2000 would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

	2002	2001	2000
Net income:			
As reported	$ 1,477	$ 1,027	$ 466
Pro forma	1,225	954	380
Basic earnings per share:			
As reported	0.31	0.22	0.10
Pro forma	0.26	0.21	0.08
Diluted earnings per share:			
As reported	0.29	0.22	0.10
Pro forma	0.24	0.20	0.08

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions using grants in 2002, 2001 and 2000, respectively:

	2002	2001	2000
Average expected life (years)	5.0	5.0	4.4
Average expected volatility	74.7%	62.2%	63.0%
Risk-free interest rates	4.6%	5.0%	6.5%
Dividend yield	0.0%	0.0%	0.0%

The pro forma results reported above will not be representative of the effect on operating results for future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Fair Value of Financial Instruments. At December 28, 2002, the company did not have outstanding any financial derivative instruments. The carrying amounts of cash and receivables approximate fair value because of the short maturity of those instruments. The fair value of the company's long-term debt is estimated based on the current borrowing rates available to the company for bank loans with similar terms and average maturities. At December 28, 2002, the fair value was approximately $6.5 million.

NOTE 2 – RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The company adopted SFAS No. 141 on December 30, 2001, with no material effect on the company's consolidated financial position or results of operations.

The company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and other Intangible Assets" (SFAS No. 142) effective January 1, 2002. SFAS No. 142 changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach. No impairment to the recorded value of the company's indefinite-lived assets was found to exist as a result of the required testing. The company ceased amortization of goodwill in 2002 under the provisions of this statement. Expenses for the fifty-two weeks ended December 29, 2001 included amortization of $158,000. If SFAS No. 142 had been in effect during 2001 and amortization had not been recorded, net income for the fifty-two weeks ended December 29, 2001 would have been approximately $103,000 (tax effected) greater than the reported total of $1,027,000 and diluted earnings per share would have been $0.24 compared to the reported total of $0.22.

Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The company will adopt SFAS No. 143 on December 29, 2002. The company has evaluated the effects of adopting this statement and have determined that it will not have a material effect on its results of operations or financial position.

In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets effective for years beginning after December 15, 2001. This Statement supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, but retains the fundamental provision of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be held for sale. The statement requires that whenever events or changes in circumstances indicate that a long-lived asset's carrying value may not be recoverable, the asset should be tested for recoverability. The statement also requires that a long-lived asset classified as held for sale should be carried at the lower of its carrying value or fair value, less cost to sell. The company adopted SFAS 144 on December 30, 2001, with no material impact on the company's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," requiring that gains and losses from the extinguishment of debt be classified as extraordinary items only if certain criteria are met. SFAS 145 also amends SFAS No. 13, "Accounting for Leases," and the required accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 is effective for the company on January 1, 2003.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized initially at fair value when the liability is incurred. SFAS 146 is effective for the company on January 1, 2003 and will be applied on a prospective basis.

SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123," was issued in December 2002. The Statement amends FASB No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company has adopted FASB No. 148, however, implementation did not have a material effect on its results of operations or financial position.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," was issued in November 2002. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company will adopt FIN 45 on December 31, 2002 and does not expect such adoption to have a material effect on its results of operations or financial position.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities ("VIEs"), an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to improve financial reporting of special purpose and other entities. In accordance with the interpretation, business enterprises that represent the primary beneficiary of another entity by retaining a controlling financial interest in that entity's assets, liabilities, and results of operating activities must consolidate the entity in their financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. Certain VIEs that are qualifying special purpose entities ("QSPEs") subject to the reporting requirements of SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," will not be required to be consolidated under the provisions of FIN 46. The consolidation provisions of FIN 46 apply to VIEs created or entered into after January31, 2003, and for pre-existing VIEs in the first reporting period beginning after June 15, 2003. If applicable, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. In addition, FIN 46 expands the disclosure requirements for the beneficiary of a significant or a majority of the variable interests to provide information regarding the nature, purpose and financial characteristics of the entities. The company does not believe that the adoption of FIN 46 will have a material adverse impact on the company's financial statements.

NOTE 3 - ACCOUNTS RECEIVABLE

Corporate receivables and National Advertising Fund receivables represent amounts due from franchisees for contractual obligations and for product purchases. A summary of accounts receivable follows:

	December 28, 2002	December 29, 2001
	(in thousands)	
Corporate receivables	$ 204	$ 264
National Advertising Fund receivables	66	98
Credit card receivables	30	22
Rebate receivables	201	201
Other	74	126
	575	711
Allowance for doubtful receivables	(80)	(129)
	$ 495	$ 582

NOTE 4 - PROPERTY AND EQUIPMENT

Summaries of property and equipment follow:

	December 28, 2002	December 29, 2001
	(in thousands)	
Land	$ 3,856	$ 3,784
Buildings	9,712	7,547
Building and site improvements	3,135	3,011
Fixtures and equipment	9,234	7,344
Transportation Vehicles	303	247
Assets held for sale	-	55
	26,240	21,988
Accumulated depreciation and amortization	(8,993)	(7,812)
	$ 17,247	$ 14,176

NOTE 5 - INVESTMENT IN JOINT VENTURES

The company has invested a total of $200,000 for 23%-25% interests in four joint ventures for the purpose of operating Back Yard Burgers restaurants. Two of the joint ventures purchased the building and land from the company. No gain or loss was recorded by the company in connection with these sales. Two joint ventures purchased land from a third party and built a building. The company then entered into a long-term lease with each joint venture. Three of the leases are accounted for as financing leases and the fixed assets are recorded on the company's balance sheet along with the present value of the future lease commitments. The remaining lease is accounted for as an operating lease. The company has guaranteed 23%-25% of the long-term debt obtained by the joint ventures to finance the construction of the restaurants. At December 28, 2002, approximately $253,000 of such debt is guaranteed by the company.

Each of the above investments is recorded at cost as there is no material difference between the cost and equity method of accounting for any of these investments.

NOTE 6 – ACCRUED EXPENSES

Summaries of accrued expenses follow:

	December 28, 2002	December 29, 2001
	(in thousands)	
Payroll related	$ 895	$ 582
Sales taxes	240	203
Property taxes	146	170
Interest	44	55
Utilities	40	37
Professional services	24	45
Insurance	20	20
Equipment	3	140
Other miscellaneous accruals	71	116
	$ 1,483	$ 1,368

NOTE 7- DEFERRED FRANCHISE AND AREA DEVELOPMENT FEES

At December 28, 2002, deferred fees received for certain franchise and area development rights, net of commissions paid, include amounts sold during the following years (in thousands):

2002	$ 309
Previous years	195
	$ 504

NOTE 8– INDEBTEDNESS

Long-term debt is collateralized by property and equipment with a net book value aggregating $6,751,000 and a portion is guaranteed by the personal endorsements of certain stockholders. The balances consist of the following:

	December 28, 2002	December 29, 2001
Notes payable to financial institutions, payable in monthly installments ranging from $2,605 to $9,174, including interest ranging from 6.0% to 9.6%	$ 2,412	$ 2,685
Financing lease transactions, payable in monthly installments ranging from $4,645 to $5,049, and effective interest rates ranging from 7.9% to 9.4%	1,753	1,107
Financing lease transactions to Lester's Back Yard Burgers Joint Venture I, II and IV (See Note 4), payable in monthly installments ranging from $5,450 to $7,900 and effective interest rates ranging from 12.0% to 12.5%	1,257	1,317
Notes payable to a leasing company, payable in monthly installments ranging from $1,122 to $5,643 including interest of 14.1%	503	663
	5,925	5,772
Less current installments	(825)	(570)
Total	$ 5,100	$ 5,202

The principal maturities of all long-term debt outstanding as of December 28, 2002 are as follows: $825,000 in 2003, $2,340,000 in 2004, $299,000 in 2005, $200,000 in 2006, $198,000 in 2007 and $2,063,000 thereafter.

The company has a line of credit with a financial institution for $750,000. The line of credit is collateralized by real property. There were no borrowings outstanding under the agreement at December 28, 2002 or December 29, 2001.

On October 4, 1996, the company received a commitment (the "Commitment") from a leasing company for a loan transaction. The Commitment provides the company with up to $2,000,000 and bears interest of approximately 14.1%. The Commitment is secured by certain real and personal property to be constructed and/or acquired with the commitment proceeds. As of December 28, 2002, borrowings outstanding under the commitment are $503,000, and $876,000 is available under the commitment.

On February 11, 2003, the company entered a loan agreement with a financial institution in the amount of $5,000,000. The loan agreement comprised the following three components: (1) a $2,500,000 five-year loan with a fixed rate of 5.2%. The funds from the five-year term loan were used to refinance approximately $2.3 million of existing notes payable to financial institutions with an average interest rate of 6.8% and maturity dates ranging from one to two years, (2) a $2.0 million draw down line for future expansion with a variable rate of interest equal to the one month LIBOR rate plus a spread not to exceed 3% that is calculated based on certain financial covenants and (3) a $500,000 revolver line with a variable rate of interest equal to the one month LIBOR rate plus a spread not to exceed 3% that is calculated based on certain financial covenants. This revolver line replaced the $750,000 line of credit that was in place as of December 28, 2002.

NOTE 9- OPERATING LEASES

Operating leases relate to leased land sites for company-operated restaurants and office space for corporate operations. All leases contain renewal options. The future minimum rental payments under operating lease agreements as of December 28, 2002 are as follows (in thousands):

2003	$	1,231
2004		1,084
2005		971
2006		804
2007		482
Thereafter		1,319
	$	5,891

Rent expense was $1,358,000, $1,255,000 and $1,202,000 in 2002, 2001 and 2000, respectively.

NOTE 10- RELATED PARTY TRANSACTIONS

In July of 2002, the company entered into a financing transaction for a new restaurant site and building with certain officers and directors of the company. The total value of the transaction was $840,000. The company recorded $490,000 as a capital lease for the construction of the building and $350,000 as an operating lease for the land on which the building is located. The effective interest rate of the transaction was approximately 8.7%. The transaction was reviewed and approved by the company's board of directors.

NOTE 11- GOODWILL

There was no change in the carrying amount of goodwill during the year ended December 28, 2002.

The following schedule adjusts reported net income to exclude amortization expense (net of income taxes) related to goodwill (in thousands):

	Year s Ended		
	December 28, 2002	**December 29, 2001**	**December 30, 2000**
Net income			
Reported net income	$1,477	$1,027	$466
Add back: Goodwill amortization	-	103	89
Adjusted net income	$1,477	$1,130	$555
Basic earnings per share:			
Reported net income	$ 0.31	$ 0.22	$0.10
Goodwill amortization	-	0.02	0.02
Adjusted net income	$ 0.31	$ 0.24	$0.12
Diluted earnings per share:			
Reported net income	$ 0.29	$ 0.22	$0.10
Goodwill amortization	-	0.02	0.02
Adjusted net income	$ 0.29	$ 0.24	$0.12

NOTE 12- INCOME TAXES

Income tax expense for the following tax years is comprised of (in thousands):

	2002 Amount	**2001 Amount**	**2000 Amount**
Federal, Current	$ 303	$ 193	$ 141
Federal, Deferred	423	359	121
	$ 726	$ 552	$ 262

Deferred income taxes are provided in recognition of the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The deferred tax assets (liabilities) comprise the following:

	December 28, 2002	**December 29, 2001**
	(in thousands)	
Current		
Current deferred tax assets:		
Allowance for doubtful receivable	$ 27	$ 44
Accrued expenses	128	61
Other	15	89
	170	194
Current deferred tax liabilities	-	(8)
Net current deferred tax asset	$ 170	$ 186
Noncurrent		
Noncurrent deferred tax assets:		
Franchise fees	$ 71	$ 32
Net operating loss carryforwards	432	192
Alternative minimum tax credit carryforwards	-	119
Goodwill amortization	111	186
Other deferred income	93	131
Other	129	90
Gross noncurrent deferred tax assets	836	750

Noncurrent deferred tax liabilities:		
Depreciation	(392)	(139)
Gross noncurrent deferred tax liabilities	(392)	(139)
Net noncurrent deferred tax assets	444	611
Deferred tax asset valuation allowance	(432)	(192)
	$ 12	$ 419

The ultimate realization of these assets is dependent upon the generation of future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. The company evaluates the need for a valuation allowance and, based on the weight of available evidence, has determined that it is more likely than not that certain deferred tax assets will eventually be realized. The valuation allowance reflected above is based on management's conclusion that it is more likely than not that certain state tax carryforward items will expire unused.

A reconciliation of the statutory Federal income tax rate to the income tax provision is as follows:

	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
Computed "expected" tax	$ 771	35.0	$ 552	35.0	$ 255	35.0
Goodwill amortization	-	0.0	15	1.0	15	2.0
Other	(45)	(2.0)	(15)	(1.0)	(8)	(1.0)
	$ 726	33.0	$ 552	35.0	$ 262	36.0

As of December 28, 2002, the company has net operating loss carryforwards available for state income tax reporting purposes on a consolidated basis of approximately $5.6 million. These net operating loss carryforwards expire between 2004 and 2016.

NOTE 13- NATIONAL ADVERTISING FUND

As part of the standard franchise agreement, each operating unit contributes 1% of its sales to a National Advertising Fund. Under the terms of the agreement, at least 50% of these funds must be spent on the creation of marketing tools, such as advertising copy for use on local radio and television and other collateral material for the operating units. As a general rule, the funds are not used for the purchase and placement of media advertising. The remaining funds are available for use by the company on such items as testing and development of new products, investigating improvements in operating methods, or other purposes that the company shall deem to be in the interest of improving operations and earnings of the company and its franchisees.

NOTE 14- STOCK OPTION AND BENEFIT PLANS

In 1992, the Board of Directors of the company and the shareholders authorized the adoption of an Incentive Stock Option Plan ("ISOP") for the company's employees. As amended in 1993, an aggregate of 176,969 shares of common stock may be granted under the ISOP. Options granted under the ISOP may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the company). The aggregate fair market value of shares for which options are granted to any employee during any calendar year may not exceed $100,000. The options expire ten years from the date of grant.

In May 1995, the Board of Directors of the company and the shareholders authorized the adoption of an Incentive Award Plan ("IAP") for the company's employees. An aggregate of 450,000 shares of common stock may be granted under the IAP, as amended in May 1997. Options granted under the IAP may be designated by the Compensation Committee of the Board of Directors as Incentive Stock Options or Non-Qualified Stock Options. Non-Qualified Stock Options granted under the IAP may not be granted at a price less than par value of the common stock. Incentive Stock Options granted under the IAP may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the company). The aggregate fair market value of shares for which options are granted to any employee during any calendar year may not exceed $100,000. The term of the options shall be set by the Compensation Committee of the Board of Directors and no term shall exceed a reasonable time period. In the case of Incentive Stock Options, the term shall not be more than ten years from the date of grant. During 2002, the company granted options for an aggregate of 131,000 shares of common stock at exercise prices ranging from $3.98 to $11.14 per share, which equaled fair market value at grant date.

A summary of activity in the above two option plans for the years ended December 28, 2002, December 29, 2001, and December 30, 2000 follows:

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	440,967	$ 1.86	346,635	$ 2.32	268,358	$ 2.82
Granted	131,000	5.03	146,000	0.86	142,400	1.34
Exercised	(69,016)	2.59	(6,140)	1.78	-	-
Canceled	(3,990)	2.52	(45,528)	2.19	(64,123)	2.28
Outstanding at end of year	498,961	2.58	440,967	1.86	346,635	2.32
Exercisable at end of year	383,461	2.50	313,844	2.22	274,243	2.56

A summary of information about the company's stock options outstanding at December 28, 2002 follows:

Range of exercise prices	Options Outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted Average remaining contractual Life	Weighted Average Exercise Price
$0.50 - $1.00	125,000	8.0	$ 0.67	83,750	8.0	$ 0.67
$1.00 - $2.00	179,266	6.7	1.53	179,266	6.7	1.53
$2.00 - $3.00	14,791	4.9	2.27	14,791	4.9	2.27
$3.00 - $4.00	104,200	8.1	3.85	46,450	7.1	3.70
$4.00 - $5.00	25,000	9.0	4.38	8,500	9.0	4.38
$5.00 - $6.00	30,704	0.7	5.84	30,704	0.7	5.84
$10.00 -$12.00	20,000	9.4	10.38	20,000	9.4	10.38
$0.50 -$12.00	498,961	7.1	$ 2.58	383,461	6.7	$ 2.50

Under the IAP, the Compensation Committee of the Board of Directors may award Restricted Stock and/or a Performance Award to selected employees. A Performance Award shall mean cash bonus, stock bonus or other performance or incentive award that is paid in cash, stock or a combination of both. The company has not issued any Restricted Stock or Performance Awards.

In May 2002, the Board of Directors of the company and the shareholders authorized the adoption of an Equity Incentive Plan ("EIP") for the company's employees and directors. An aggregate of 225,000 shares of common stock may be granted under the EIP. Options granted under the EIP may be designated by the Compensation Committee of the Board of Directors as Incentive Stock Options or Non-Qualified Stock Options. Non-Qualified Stock Options granted under the EIP may be granted at a price less than fair market value of the common stock on the grant date. Incentive Stock Options granted under the EIP may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the company). The aggregate number of shares for which Awards are granted to any employee during any calendar year may not exceed 35,000. The term of the options shall be set by the Compensation Committee of the Board of Directors and shall not be more than ten years from the date of grant. There were no options issued or outstanding under the EIP for the year ended December 28, 2002.

Additionally, under the EIP, the Compensation Committee of the Board of Directors may award Restricted Stock and/or stock appreciation rights (SARs) to selected employees. The company has not issued any Restricted Stock or SARs.

In May 1995, the Board of Directors of the company and the shareholders authorized the adoption of an Employee Stock Purchase Plan ("ESPP") for the company's employees. An aggregate of 225,000 shares of common stock may be issued under the ESPP. Shares purchased under the ESPP shall be sold to participants at 85% of the reported price and the maximum number of shares that can be purchased by a participant is 1,000 shares per quarter. The ESPP shall continue in effect through May 31, 2005. During 2002, 2001 and 2000, 6,558, 17,776 and 27,726 shares were purchased, respectively, under the ESPP. As of December 28, 2002, a total of 113,903 shares have been purchased under the ESPP since its inception in May 1995.

NOTE 15- EARNINGS PER SHARE

A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):

	2002			2001			2000		
	Income	Shares	Per-Share Amount	Income	Shares	Per-Share Amount	Income	Shares	Per-Share Amount
Basic EPS									
Income available to common stockholders	$ 1,477	4,709	$ 0.31	$ 1,027	4,635	$ 0.22	$ 466	4,632	$ 0.10
Effect of Dilutive Securities									
Convertible preferred stock		20			20			20	
Stock options		329			102			1	
Diluted EPS									
Income available to common stockholders plus assumed Conversions	$ 1,477	5,058	$ 0.29	$ 1,027	4,757	$ 0.22	$ 466	4,653	$ 0.10

Options to purchase shares of the company's common stock in addition to the stock options reflected in the calculation above were outstanding during the years 2002, 2001 and 2000, but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of common shares. The options were still outstanding as of December 28, 2002. Income available to common stockholders for each year presented above has not been affected by preferred dividends because the company has not declared any dividends on its preferred shares.

NOTE 16- COMMITMENTS AND CONTINGENCIES

Concentration of Risk. Financial instruments which could subject the company to concentration of credit risk are primarily cash and cash equivalents and receivables. The company places its cash and cash equivalents in insured depository institutions and attempts to limit the amount of credit exposure to any one institution. At December 28, 2002, the company's uninsured cash balance totaled $895,000. The company performs ongoing credit evaluations of its franchisees and when necessary maintains reserves for potential credit losses on receivables, which are not collateralized.

Litigation. The company is party to certain pending legal proceedings and claims in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the company is of the opinion that it is unlikely that these proceedings and claims will have a material effect on the results of operations or the financial condition of the company.

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

To the Board of Directors and Stockholders of
Back Yard Burgers, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Back Yard Burgers, Inc. and its subsidiaries at December 28, 2002, and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, Back Yard Burgers, Inc. adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".



Memphis, Tennessee
February 20, 2003

Management's Statement of Responsibility for Financial Statements

The management of Back Yard Burgers, Inc. has the primary responsibility for the preparation and integrity of the consolidated financial statements and other financial information contained in the Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles consistently applied in all material respects and reflect estimates and judgments by management where necessary. Financial information included throughout this annual report is consistent with the consolidated financial statements.

The company maintains a system of internal accounting control that is adequate to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The adequacy of the company's internal accounting controls are under the general oversight of the audit committee of the board of directors, consisting of three outside directors. The committee reviews with the independent auditors the scope and results of the annual audit.

The 2002 consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, in accordance with generally accepted auditing standards. PricewaterhouseCoopers LLP was recommended by the audit committee of the board of directors, selected by the board of directors and ratified by the company's stockholders. The independent accountants develop and maintain an understanding of the company's systems and procedures and perform such tests and other procedures, including tests of the internal accounting controls, as they deem necessary to enable them to express an opinion on the fairness of the consolidated financial statements. Such opinion, based upon their audits of the consolidated financial statements, is contained in this Annual Report.



Lattimore M. Michael
Founder, Chairman and Chief Executive Officer



Michael G. Webb
Chief Financial Officer

Directors and Officers

Board of Directors

Lattimore M. Michael
Chairman and Chief Executive Officer

William N. Griffith
Executive Vice President
And Secretary-Treasurer

W. Kurt Henke
Partner
Henke-Bufkin
(attorneys-at-law)

Jim L. Peterson
Chairman and Chief Executive Officer of
J. P. Family Restaurants Holding Company

William B. Raiford, III
Of Counsel
Merkel & Cocke
(attorneys-at-law)

Joseph L. Weiss
President, A. Weiss Company
(franchisee)

Officers

Lattimore M. Michael
Chairman and Chief Executive Officer

Michael W. Myers
President and Chief Operating Officer

William N. Griffith
Executive Vice President and Secretary-Treasurer

Michael G. Webb
Chief Financial Officer

Corporate Information

Corporate Offices
1657 N. Shelby Oaks Dr., Suite 105
Memphis, TN 38134
901-367-0888

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800-368-5948

Independent Accountants
PricewaterhouseCoopers LLP
Memphis, Tennessee

General Counsel
Henke-Bufkin
Professional Corporation
Clarksdale, Mississippi

Securities Counsel
Kutak Rock, LLP
Little Rock, Arkansas

Annual Meeting of Stockholders
The company will hold its annual meeting of stockholders on May 15, 2003, at 10:00 a.m. local time, at The Ridgeway Inn, 5679 Poplar Avenue, in Memphis, Tennessee. Stockholders of record as of March 28, 2003, are invited to attend this meeting.

Annual Report on Form 10-K
A copy of the company's Annual Report on Form 10-K for the year ended December 28, 2002, as filed with the Securities and Exchange Commission, may be obtained by stockholders of record without charge upon request to the company.

Stockholder Account Assistance
For address changes, registration changes, lost stock certificates, or if you are receiving duplicate copies of the Annual Report, please contact Registrar and Transfer Company at the address or number listed above.

Stock Market Information
The company's common stock trades on the NASDAQ SmallCap Market tier of The NASDAQ Stock Market under the symbol BYBI. At March 21, 2003, the company had approximately 4,500 stockholders, including beneficial owners holding shares in nominee or "street" name.

Back Yard Burgers completed its initial public offering of common stock in June 1993 and began public trading on June 25, 1993. The table below sets forth the high and low closing bid prices for the two-year period ended December 28, 2002:

Quarter Ended:	High	Low
March 31, 2001	$ 1.38	$ 0.94
June 30, 2001	$ 2.08	$ 1.12
September 29, 2001	$ 2.91	$ 1.65
December 29, 2001	$ 3.65	$ 2.02
March 30, 2002	$ 8.61	$ 3.89
June 29, 2002	$ 11.25	$ 6.40
September 28, 2002	$ 12.00	$ 6.31
December 28, 2002	$ 6.10	$ 3.95

The company currently anticipates that it will retain all of its earnings to support its operations and the development of its business. Therefore, the company does not pay any cash dividends on its outstanding common stock. Future cash dividends, if any, will be at the discretion of the company's board of directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial conditions, contractual restrictions, stock repurchases and other factors that the board may consider relevant.

2002 ANNUAL REPORT


BACK YARD
BURGERS

Back Yard Burgers, Inc.
1657 North Shelby Oaks Dr., Suite 105
Memphis, Tennessee 38134
(901) 367-0888
www.backyardburgers.com